SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration no. 1431-1

MINUTES OF THE TWO HUNDRED THIRTY-SIXTH

EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

On August 8, 2023, at 8:00 pm, the members of the Board of Directors - CAD, who in the end sign, met, by videoconference, to discuss the matter foreseen in the agenda of this meeting. Mr. Marcel Martins Malczewski, Chairman of the Board, welcomed everyone and invited me, Victoria Baraldi Mendes Batista, to act as secretary for the meeting and be responsible for signing the version to be forwarded to the Board of Trade of Paraná. Then, it recorded the presence of the Audit Committee - CF, and that the Board of Directors, the Minority Shareholders Committee - CDM, the Investment and Innovation Committee - CII, and the Audit Committee - CAE held their meetings simultaneously with the CAD, with the Boards recording their discussions and deliberations in specific minutes. Next, about the item 1. Transformation of Copel into a Corporation - Deliberation on the pricing of the Public Offering of Shares, Mr. Cassio Santana da Silva, Business Development Director, accompanied by his team and the Ernst & Young advisory professionals who are acting as coordinators of the Public Offering of Shares process, as well as by representatives of the Union of Banks hired to carry out the Offering Public Shares, presented the result of the “Bookbuilding”, as well as the draft documents for the implementation of the Public Offering of Shares. The Banks Syndicate presented its price and investor allocation recommendation. Then, the members of the Minority Shareholders Committee - CDM, the Investment and Innovation Committee - CII and the Statutory Audit Committee - CAE were heard, who stated that, in their 5th, 39th and 285th Meeting, respectively, held on this date , discussed the matter and recommended to this Board its approval. After analyzing and discussing the information presented and other documents that are part of this process, which remain under the custody of the Corporate Governance Secretariat, and considering a favorable manifestation of the Board of Directors of Copel (Holding), registered in its 2568th Meeting, of this date, after hearing the Minority Shareholders Committee, the Investments and Innovation Committee and the Statutory Audit Committee, the Board of Directors deliberated, by unanimity: (1) Approve the inclusion of item "(1.12)" and the rectification of items "(1.1.i.a)", "(1.6.i)", "(1.6.ii)", "(1.6.iii)", "(1.6.iv)", "(1.10.ii)" of the minutes of the 235th Meeting of the Board of Directors of the Company, held on 07.25.2023, which shall become effective, for all purposes, with the wording: “(1.1.i.a) in Brazil, on an unorganized over-the-counter market, in accordance with Resolution of the Brazilian Securities Commission (“CVM”) No. 160, of 07.13.2022, as amended (“CVM Resolution 160”), with the “Anbima Code of Regulation and Best Practices for Structuring, Coordination and Distribution of Public Offerings of Securities and Public Offerings for Acquisition of Securities”, currently in effect, edited by the Brazilian Association of Financial and Capital Market Entities - Anbima, as well such as the Level 2 Regulation of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and other applicable regulations, under the coordination of Banco BTG Pactual S.A., Banco Itaú BBA S.A., Banco Bradesco BBI S.A., Banco Morgan Stanley S.A. and UBS Brasil Corretora de

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Câmbio, Títulos e Valores Mobiliários S.A. (jointly, “Offer Coordinators”), and with the participation of certain consortium financial institutions authorized to operate in the Brazilian capital market, accredited with B3, invited to participate in the Offer to carry out, exclusively, efforts to place the Shares with Shareholders, Employees, Retirees and Non-Professional Investors (as per defined below) (“Consortium Institutions” and, together with the Offering Coordinators, “Institutions Participating in the Offering”), with efforts to place the Shares abroad by BTG Pactual US Capital, LLC, by Itau BBA USA Securities, Inc. , by Bradesco Securities, Inc., by Morgan Stanley & Co. LLC and UBS Securities LLC (jointly, “International Placement Agents”), being”: “(1.6.i) Priority Offering for Shareholders: distribution of up to all Shares to be issued by the Company within the scope of the Offering (in all cases, without considering the placement of Supplementary Shares), intended primarily for all holders of common and/or preferred shares issued by the Company and/or Units, in all cases, without regard to shares or share depositary receipts (including in the form of American Depositary Receipts) of the Company on the NYSE or Latibex, at the end of the First Cutoff Date of Shareholders, according to the custody positions on that date with the Central Depository of Assets of B3 and the Bookkeeping Institution (as defined in the Preliminary Prospectus) of the Shares, except for the Selling Shareholder, considering the respective custody positions with the Central Depositary of Assets of B3 and at the Share Bookkeeping Institution on the Second Shareholders' Court Date (“Shareholders”), pursuant to article 49, item I, of CVM Resolution 160 (“Priority Offering for Shareholders”)”; “(1.6.ii) Allocation to Employees and Retirees: distribution of Shares corresponding to up to 2% of the totality of the Shares offered (considering the Supplementary Shares), intended primarily for individuals who have an employment contract in force with the Company and/or with Copel Geração e Transmissão S.A. (CNPJ No. 04.370.282/0001-70), Copel Distribuição S.A. (CNPJ nº 04.368.898/0001-06), Copel Comercialização S.A. (CNPJ nº 19.125.927/0001-86), and Copel Serviços S.A. (CNPJ nº 19.126.003/0001-02) (“Wholly-owned Subsidiaries”) on 07.03.2023 (“Employees”) and individuals who are beneficiaries or pensioners linked to the Pension Plans sponsored by the Company and/or by the Subsidiaries Whole and managed by Fundação Copel de Previdência e Assistência Social, on 07/03/2023 (“Retirees”), pursuant to article 49, item I, of CVM Resolution 160 (“Allocation to Employees and Retirees”)”; “(1.6.iii) Non-Institutional Offering: distribution of a minimum of 10.5% and a maximum of 15% of all Shares (considering Supplementary Shares), at the discretion of the Offering Coordinators, the Company and the Selling Shareholder, primarily intended for placement public with qualified investors, as defined in article 12 of CVM Resolution No. 30, of 05.11.2021, as amended (“CVM Resolution 30” and “Qualified Investors”, respectively) and individual and legal person investors and registered investment clubs at B3, under the terms of current regulations, in any case resident, domiciled or headquartered in Brazil, who are not considered Qualified Investors and Professional Investors (as defined below) (“Retail Investors” and, together with “Qualified Investors” , "Non-Professional Investors"), who make the Non-Institutional Offering Reservation Request (as defined in the Preliminary Prospectus) during the Non-Institutional Offering Reservation Period (as defined in the Preliminary Prospectus), with a single Consortium Institution, observing the Minimum and Maximum Values of the Reservation Request for the Non-Institutional Offering (as defined in the Preliminary Prospectus), pursuant to CVM Resolution No. 160 (“Non-Institutional Offering”)”; “(1.6.iv) Institutional Offering: The portion of the Offering through which

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the Shares that are not effectively placed in the Priority Offering for Shareholders, in the Allocation for Employees and Retirees and in the Non-Institutional Offering will be allocated to Professional Investors (as defined below), through the Coordinators of the Offering and the International Placement Agents”; "(1.10.ii) the allocation to Employees and Retirees the right to exercise the right of priority in relation to the allocation to Employees and Retirees”; e “(1.12) the Offer will be subject to the conditions set forth in the Preliminary Prospectus, which is approved and filed at the Company's headquarters”. The other resolutions taken at the 235th Meeting of the Company's Board of Directors, held on 07.25.2023, are ratified. .(2) Approve, conditioned to the order to be issued by the Government of the State of Paraná, duly advised by the Control Council of State Companies - CCEE, the Government of the State of Paraná formalizing the share price for the Secondary Offering, which will be the same value to be adopted for the Primary Offering (“State Approval”), the fixing of the price per share of BRL 8.25 (eight reais and twenty-five cents) for each Share object of the Offering (“Price per Share”), which was set after the completion of the procedure for collecting investment intentions, carried out with Professional Investors (as defined in the Prospectus), in Brazil, by the Offering Coordinators (as defined in the Prospectus), and abroad, with Foreign Investors (as defined in the Prospectus) by the International Placement Agents (as defined in the Prospectus), with the following parameters: (a) the quotation of Shares in B3 S.A. - Brazil, Exchange, Counter; and (b) indications of interest based on the quality and quantity of demand (by volume and price) for the Shares, collected from Professional Investors (“Bookbuilding Procedure”). (3) Approve, subject to the favorable opinion issued by the Company's Audit Committee at a meeting held on 08.08.2023, subject to State Approval, the increase in the Company's capital stock, within the limit of its authorized capital, pursuant to article 5, paragraph 1 of the Company's Bylaws, in the amount of BRL 1,896,559,500.00 (one billion, eight hundred and ninety-six million, five hundred and fifty-nine thousand, five hundred reais) by issuing 229,886,000 (two hundred and twenty-nine million, eight hundred and eighty-six thousand) new Shares, each with a unit price corresponding to the Price per Share, excluding the preemptive right of the Company's current shareholders, pursuant to article 172, item I, of the Brazilian Corporate Law and the Bylaws, but with the granting of right of priority to the Shareholders (as defined in the Prospectus) for the subscription of the Shares, in an amount equivalent to the proportional subscription limit of the Shareholders provided for in the “Preliminary Prospectus of the Public Offering of Primary and Secondary Distribution of Common Shares issued by Companhia Paranaense de Energia (“Preliminary Prospectus”), pursuant to article 172, item I, of the Brazilian Corporate Law. (4) Approve, subject to State Approval, the verification of the subscription of 229,886,000 Shares and the consequent ratification of the Company's new capital stock, which will correspond, on this date, to BRL 12,696,559,500.00 (twelve billion, six hundred and ninety-six million, five hundred and fifty-nine thousand, five hundred reais), divided in 1,283,976,460 (one billion, two hundred and eighty-three million, nine hundred and seventy-six thousand, four hundred and sixty) common stock and 1,682,463,290 (one billion, six hundred and eighty-two million, four hundred and sixty-three thousand, two hundred and ninety) preferred shares, of which 3,128,000 (three million, one hundred and twenty-eight thousand) class A preferred shares and e 1,679,335,290 (one billion, six hundred and seventy-nine million, three hundred and thirty-five thousand, two hundred and ninety) class B preferred shares. The Shares issued as a result of the Offer and

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the Capital Increase will grant their holders the same rights, advantages, obligations and restrictions attributed respectively to the current Shareholders. Register that, once the settlement of the Offer is carried out, scheduled to occur on 08.11.2023 (“Settlement Date”), the implementation of the suspensive conditions approved by the 207th Extraordinary General Meeting of the Company, held on 07.10.2023, whose Minutes were registered at Jucepar (“AGE Corporation”). Thus, on the Settlement Date, after the settlement of the Offer has been effected, the resolutions taken at the AGE of the Corporation will produce immediate effects, automatically, without the need for additional formalities. Thus, conditioned to the State's Approval, on the Settlement Date, after the settlement of the Offer has been effected, immediately, automatically and without the need for additional formalities: (4.i) the Company will become a corporation with dispersed capital and no controlling shareholder, ceasing to be part of the indirect public administration of the State of Paraná (“Corporação”); (4.ii) the bylaws approved in item 8.8 of the AGE Corporación and contained in Exhibit III of said minutes will enter into force, including the device that limits the percentage of votes per shareholder or group of shareholders (“Estatuto Corporação”); (4.iii) 1 (one) common share belonging to the State of Paraná will be converted into 1 (one) preferred share of a special class, exclusively owned by the State of Paraná, pursuant to art. 17, § 7, of the Law of Corporations, and, in accordance with State Law No. 21,272, of 11.30.2022 (“Lei Estadual 21.272/2022”), with the preferences and advantages described in the Corporation Statute; and (4.iv) the share capital of will become BRL 12,696,559,500.00 (twelve billion, six hundred and ninety-six million, five hundred and fifty-nine thousand, five hundred reais), represented by 2,966,439,750 (two billion, nine hundred and sixty-six million, four hundred and thirty-nine thousand, seven hundred and fifty) shares, with no par value, being 1,283,976,459 (one billion, two hundred and eighty-three million, nine hundred and seventy-six thousand, four hundred and fifty-nine) common shares e 1,682,463,291 (one billion, six hundred and eighty-two million, four hundred and sixty-three thousand, two hundred and ninety-one) preferred shares, of which 3,128,000 (three million, one hundred and twenty-eight thousand) are class A preferred shares, 1,679,335,290 (one billion, six hundred and seventy-nine million, three hundred and thirty-five thousand, two hundred and ninety) are preferred class B shares and 1 (one) preferred share is a special class held exclusively by the State of Paraná. (5) Ratify the regular management acts hitherto practiced by the Company's management, with a view to carrying out the Offer and the Capital Increase. (6) Authorize, subject to State Approval, the Company's Directors to practice all the regular management acts that may be necessary to carry out the Offer and the Capital Increase, as necessary, being able, for that purpose, to practice or cause them to be performing any acts and/or negotiating, approving and signing any contracts, communications, notifications, certificates, documents or instruments that they deem necessary or appropriate. There being no further matters to address, the meeting was adjourned. -----------------------------

(electronically signed) MARCEL MARTINS MALCZEWSKI (Chairman); MARCO ANTÔNIO BARBOSA CÂNDIDO (Executive Secretary); CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; FERNANDO TADEU PEREZ; GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; LUCIA MARIA MARTINS CASASANTA; MARCO ANTONIO BOLOGNA; e VICTÓRIA BARALDI MENDES BATISTA (Secretary).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 09, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.